Exhibit 99.1

Cheer Holding, Inc.

Announces Results of its Annual General Meeting

BEIJING, May 12, 2025 Cheer Holding, Inc. (NASDAQ: CHR) (“Cheer Holding” or the “Company”), a leading provider of advanced mobile internet infrastructure and platform services, today announced the results of its 2025 Annual General Meeting, which was held on May 12, 2025 in Beijing, China.

At the Annual General Meeting, the Company’s shareholders:

(1)	re-elected Mr. Ke Chen as a Class III director of the Company until the 2028 annual general meeting of the Company or until his respective successors is duly appointed and qualified;

(2)	ratified the appointment of Enrome LLC as the independent registered public accounting firm of the Company for the financial year ending December 31, 2025;

(3)	approved to increase the number of authorized Class A ordinary shares of a par value of US$0.001 each (“Class A Shares”) from 200,000,000 to 500,000,000; and

(4)	approved to authorize the board of directors to implement a share consolidation for the Class A Shares, at such times as it deems appropriate, and in its discretion, to select a ratio of 1-for-10, 1-for-25 or 1-for-50.

About Cheer Holding, Inc.

As a preeminent provider of next-generation mobile internet infrastructure and platform services in China, Cheer Holding is dedicated to building a digital ecosystem that integrates “platforms, applications, technology, and industry” into a cohesive digital eco-system, thereby creating a new, open business environment for web3.0 that leverages AI technology. The Company is developing a 5G+VR+AR+AI shared universe space that builds on cutting-edge technologies including blockchain, cloud computing, extended reality, and digital twin.

Cheer Holding’s portfolio includes a wide range of products and services, such as CHEERS Telepathy, CHEERS Video, CHEERS e-Mall, CHEERS Open Data, CheerReal, CheerCar, CheerChat, Polaris Intelligent Cloud, AI-animated short drama series, short video matrix, variety show series, Livestreaming, and more. These offerings provide diverse application scenarios that seamlessly blend “online/offline” and “virtual/reality” elements.

With “CHEERS+” at the core of Cheer Holding’s digital ecosystem, the Company is committed to utilizing innovative product applications and technologies to drive its long-term sustainable and scalable growth.

For more information, please visit http://ir.gsmg.co/.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the occurrence of any event, change or other circumstances that could affect the Company’s ability to continue successful development and launch of its metaverse experience centers; the ability to acquire 60% of the equity interests of Beijing Zhong Ke Zhi Guo Technology Co., Ltd. ; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment and technological developments, competition, changes in regulation, or other economic and policy factors; disruptions or other business interruptions that may affect the operations of our products and services, the possibility that the Company’s new lines of business may be adversely affected by other economic, business, and/or competitive factors; other factors, risks and uncertainties set forth in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company’s latest Annual Report on Form 20-F filed with the SEC on March 10, 2025. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Wealth Financial Services LLC

Connie Kang, Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)